United States securities and exchange commission logo





                              February 1, 2024

       Vladimir Tenev
       Chief Executive Officer
       Robinhood Markets, Inc.
       85 Willow Rd
       Menlo Park, CA 94025

                                                        Re: Robinhood Markets,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            File No. 001-40691

       Dear Vladimir Tenev:

              We have reviewed your October 19, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 21, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Robinhood Crypto, page 7

   1. We note your response to comment 2 and reissue the comment in part. Please provide a materially complete
description of custodial solutions in future filings.
                                                            Describe the
geographic location of the facilities where the crypto assets are held in cold wallets.
Additionally, describe the security precautions you take in controlling access to crypto
assets you custody in cold wallets. Your disclosure need not identify specific places or
individuals but should provide investors a sufficient basis to assess the potential risks
associated with your custodial services;
                                                            Disclose the crypto
asset, custody, transfer, and settlement operations managed by your third-party
provider and describe the technology used by the vendor. In your revisions to
disclosure related to your third-party vendor, describe the industry standard for
maintaining private keys and any deviations thereto in your agreement
 Vladimir Tenev
FirstName
RobinhoodLastNameVladimir Tenev
          Markets, Inc.
Comapany1,NameRobinhood
February  2024          Markets, Inc.
February
Page 2 1, 2024 Page 2
FirstName LastName
              with the vendor;
                If true, disclose that only your internal audit and compliance teams are responsible
              for verifying the Company   s crypto asset holdings and that no
independent entity,
              including your auditor or insurance provider, has the right or responsibility to inspect or otherwise verify the accuracy or existence of the crypto assets you custody;
                Describe how the omnibus wallets function, how records of customer accounts are maintained and how disputes among customers to the assets in the wallets are resolved. Refer to your disclosure on the top of page 116 that "[b]ased on the terms of
              [y]our user agreement and applicable law, [you] believe the cryptocurrency
              [you] hold in custody for users of [y]our platform...should not be available to satisfy the claims of [y]our general creditors." Disclose whether you have obtained an opinion from counsel in this regard and include related risk factor disclosure; and
                Describe any circumstances where a customer's crypto assets may be comingled in a hot or cold wallet with the crypto assets of another customer, of yours or of any other party.
Item 1A. Risk Factors, page 19

2.       We note your response to comment 12. Please disclose how your
Enterprise Risk
         Committee and management assess the Company   s risk profile and
identify and analyze
         material risks with respect to Robinhood Crypto's business and describe any changes you have taken to address identified risks, gaps or weaknesses.
The loss, destruction or unauthorized use or access of a private key..., page
48

3. We note your response to comment 14 and reissue in part. Please revise to quantify your insurance coverage in order to provide appropriate context for the disclosure that your insurance coverage for such events is limited and might not cover the extent of loss.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Driving Our Performance, page 76

4. We acknowledge your response to comment 5. Please confirm for us that all your users pay you fees. In this regard, it is clear from disclosure on page 8 that Robinhood Gold users pay you a flat monthly rate but from disclosure on pages 84 and 74, Robinhood Gold users in 2022 were only 1.1 million of your 23.0 million net cumulative funded accounts and 11.4 million monthly active users. If so, represent to us that you will revise your disclosure of users of your products in your Business section of future filings to clarify that all users pay fees and describe those fees. If not, tell us the number of users in each of the periods presented in your Form 10-K and latest Form 10-Q that pay you fees or other consideration versus those users that do not pay fees and explain to us why the number of users who pay no consideration and are not customers under ASC 606 does not necessitate the disclosure previously identified on pages 1 and 126 of your initial public offering prospectus.
 Vladimir Tenev
FirstName
RobinhoodLastNameVladimir Tenev
          Markets, Inc.
Comapany1,NameRobinhood
February  2024          Markets, Inc.
February
Page 3 1, 2024 Page 3
FirstName LastName
Comparison of the Years Ended December 31, 2022 and 2021
Revenues
Net Interest Revenues, page 82

5. We acknowledge your response to comment 6. As indicated in our previous comment, simple averages assume straight-line increases or decreases in balances which rarely occurs. It is evident from your filings and response that the yields based on simple average can be significantly different than the yields presented on the more granular averages of month-end and quarter-end balances. As a result, please represent to us that in future
         Forms 10-K and 10-Q, you will calculate the average balances (and thus yields) based on the month-end balances in the relevant periods presented in those filings and revise the equivalent of footnote 4 to your yield table to clarify that the average balances are based on month-end balances. We note that month-end balances are readily available without unwarranted or undue burden or expense.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk, page 94

6. We acknowledge your response to comment 7. Please address the following additional comments:
             It is unclear from your proposed revised disclosure how a hypothetical 100 basis point change in market interest rates applied to only your period end balances could have a 10% impact at December 31, 2022 on total net revenues, income and cash flows "over the prior annual period." Tell us, in the context of your proposed revised disclosure at December 31, 2022:
              o Whether the "prior annual period" refers to the year 2022 or 2021;
              o How a unilateral change at a point in time (i.e., December 31, 2022) can have an impact on historical total net revenues, income and cash flows, accounts that reflect activity over time;
              o Whether your 10% impact in 2022 relates to a hypothetical unilateral 100 basis point change in interest rates over the entire year of 2022;
and
              o Whether you are projecting 2023 activity based on December 31, 2022 balances at the 100 basis point hypothetically changed rate and comparing those future
                  2023 results to those in 2022.
             Explain to us how any hypothetical 10% change in total net revenues can also have a
            10% change on both income (presumably net income) and cash flows (presumably operating cash flows) if the starting point is different. For example, using information for the year ended December 31, 2022, a 10% increase in total net revenues of $1,358 million would be about $136 million. Such an increase in total net revenues would represent about 13.2% of reported net loss of $1,028 million and about 16.0% of reported net cash used in operating activities of $852 million. In your response, tell us whether there are incremental expenses (like perhaps income taxes) that impact income and cash flows and, if so, identify and quantify those expenses for us.
 Vladimir Tenev
Robinhood Markets, Inc.
February 1, 2024
Page 4
             Further, tell us how your response aligns with your net interest revenue activity and year-over-year changes as disclosed on page 83 of your 2022 10-K and your response to prior comment 6. Refer to Item 305(a)(1)(ii) and (a)(3) of Regulation S-K.
Notes to the Consolidated Financial Statements
Note 1: Description of Business and Summary of Significant Accounting Policies Segment Information, page 109

7. We acknowledge your response to comment 8. Please represent to us that in future filings, you will revise your disclosure here or elsewhere, as appropriate, to:
          Describe the process you are undertaking to restructure to a general manager business unit structure;
          Indicate that you currently have only a single operating segment because your chief operating decision maker (CODM) currently reviews only consolidated information to allocate resources and assess performance; and The potential impact on segment reporting of finalized financial reporting for each
          business unit and related reporting to the CODM.
Legal and Regulatory Matters, page 145

8. We note your response to comment 11 and reissue the comment. To the extent a specific amount of damages is sought from the Company, please revise to quantify that amount in your disclosure. Refer to Item 103(a) of Regulation S-K.
       Please contact Mark Brunhofer at 202-551-3638 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                           Sincerely,
FirstName LastNameVladimir Tenev
                                                           Division of
Corporation Finance
Comapany NameRobinhood Markets, Inc.
                                                           Office of Crypto
Assets
February 1, 2024 Page 4
cc:       John Markle
FirstName LastName